AEGIS CAPITAL

810 Seventh Avenue - 18th Floor

May 17, 2013

Via EDGAR

Jeffrey P. Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Alcobra Ltd.
Registration Statement on Form F-1
File No. 333-186003

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the managing underwriter in the above-referenced offering, hereby joins in the request of Alcobra Ltd. that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement, as amended, will become effective under the Securities Act by 4:45 p.m., Eastern Daylight time, on Tuesday, May 21, 2013, or as soon thereafter as is practicable.

Pursuant to Rules 418(a)(7) and 460 under the Securities Act and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding the distribution of preliminary prospectuses, we hereby advise the Commission as follows:

(i)	A preliminary prospectus dated May 2, 2013 (the “Preliminary Prospectus”) was distributed; no preliminary prospectuses of a different date were distributed.

(ii)	The distribution of the Preliminary Prospectus commenced on May 5, 2013.

(iii)	A total of approximately 1000 copies of the Preliminary Prospectus were distributed to prospective underwriters and dealers.

(iv)	A total of approximately 3689 copies of the Preliminary Prospectus were distributed to investors, including 510 copies distributed to individuals and 3189 copies distributed to institutions.

We are aware of our obligations under the Securities Act and the Exchange Act. In connection with the above-referenced offering, we confirm that we have complied with and will continue to comply with, in the normal course, the provisions of Rule 15c2-8 under the Exchange Act.

Very truly yours,
AEGIS CAPITAL CORP.

By:	/s/ Kevin Mckenna
Name: Kevin Mckenna
Title: Chief Compliance Officer

cc:	Rose Zukin, Securities and Exchange Commission
Jennifer Riegel, Securities and Exchange Agreement
Karen Ubell, Securities and Exchange Commission